April 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Fullem

Re:	Alternative Ballistics Corporation
Post Qualification Amendment Withdrawal Request for Withdrawal of Regulation A Offering Statement on Form 1-A POS
Filed March 28, 2024
File No. 024-12349

To Whom it May Concern:

This letter sets forth the request of Alternative Ballistics Corporation (the “Company”) for the withdrawal of its Post-Qualification Offering Statement on Form 1-A POS to its Regulation A Offering.

The Company, pursuant to Rule 259 of Regulation A, hereby requests the Commission’s consent to withdraw its Post-Qualification Offering Statement on Form 1-A POS dated March 28, 2024, file number 024-12349 (the “Offering Statement”).

The Company’s audited financial statements as of December 31, 2022 contained in the Offering Statement are now stale. The Company plans to submit a new Post-Qualification Offering Statement at such time as the Company’s December 31, 2023 audited financial statements are complete and included in such Offering Statement. The Company affirms that no securities were sold under the Offering Statement filed on Form 1-A POS on March 28, 2024.

If you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Lynne Bolduc at (949) 788-8900 or at lbolduc@fkbrlegal.com.

Sincerely,

/s/ Steven Luna
Steven Luna
Chief Executive Officer
Alternative Ballistics Corporation